April 10, 2020

Via Email
Mr. Adrian Roberto Nador
Representative of the Republic of Argentina in the United States
Embassy of Argentina
1600 New Hampshire Ave., NW
Washington, DC 20009

       Re:    The Republic of Argentina
              Registration Statement under Schedule B
              Filed March 16, 2020
              File No. 333-237192

              Form 18-K for Fiscal Year Ended December 31, 2018, as amended Filed October 2, 2019 as amended March 9, 2020
              File No. 033-70734

Dear Mr. Nador:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose any material impact that COVID 19 or the Republic's response to it has had or may have on Argentina's economic, political, health or other conditions in both the near and long term that would be important in making an investment decision in the debt securities including its impact on the Republic's plan to restructure its debt. To the extent possible, please provide specific, tailored and thorough disclosure.

2. We note the table on page D-159 to Exhibit D to the Form 18-K that describes non-
       performing debt and the description on pages 13 and 25 of the registration statement that describes an event of default under the 2005 Indenture and the 2016 Indenture,
 Mr. Adrian Roberto Nador
The Republic of Argentina
April 10, 2020
Page 2

       respectively. As applicable, please update the table to the extent that the amount of non-
       performing debt has increased and explain why.

3. Please revise to include a comprehensive overview of Argentina's debt restructuring plan.

Registration Statement under Schedule B

4. We note your disclosure on the cover page of the prospectus that the Republic may offer debt securities in exchange for other debt securities. To the extent that material terms of an exchange are known, please revise the prospectus to include disclosure of them. For example, consider disclosure relating to, but not limited to, the following:

          How consents and tenders can be withdrawn, How consents will be delivered to the issuer, Causes of termination and how the notice of an extension or termination would be
          communicated,
          The effects on the transaction and on bondholders if minimum consent thresholds are not met,
          Highlighting the material differences between the 2005 and the 2016 indentures, and
          An explanation of any waterfall provisions.

       We may have further comments.

5. Please disclose whether the exchange offers could be for other debt securities that were issued in private offerings, and if so, please disclose whether the terms of the public debt securities will be the same as the debt securities sold in private offerings.

6. Please update the prospectus to include any material negotiations that the Republic of
       Argentina has had recently with bondholders to restructure and/or exchange debt securities.

7. Please include a risk factor section in the prospectus or advise us why such revision is not necessary.

Cover Page

8. We note your disclosure on the cover page that debt securities will be issued under either the 2005 Indenture or the 2016 Indenture. If known, please discuss under which trust indenture such debt securities will be issued including any exchange offering.

Forward-Looking Statements, page 2

9. We note your disclosure that "undue reliance should not be placed on such statements."
       Please revise to disclose whether such information is reliable.
 Mr. Adrian Roberto Nador
The Republic of Argentina
April 10, 2020
Page 3


Preservation of Defenses, page 4

10.    We note your disclosure that the "Republic may in its sole discretion
.... attribute a value
       to such claim ... for any other purpose." Please revise to explain this statement in greater detail.

Enforcement of Civil Liabilities, page 5

11. We note your disclosure that "the courts of Argentina will enforce a judgement in accordance with the terms of the treaties entered into between Argentina and the country in which the judgement was issued." Please revise to describe any treaties that have been entered into between Argentina and the United States that would be applicable to claims brought by investors in this debt offering in U.S. courts. If no applicable treaty exists, please affirmatively state in the prospectus.

Description of the Securities, page 7

12. The disclosure states that the prospectus supplement may also add, update or change information contained in this prospectus. Please revise to be consistent with the undertaking in Part II of the registration statement.

Exhibit 99.1 to Form 18-K/A

13. To the extent possible, please update all statistics and information in the Form 18-K to provide the most recent data.

14. Please update to include the gross amount of performing and nonperforming public debt outstanding, to the extent such information is material and available, as disclosed on page
       D-166 of Exhibit 99.D. to the Form 18-K for fiscal year ended December 31, 2018.

15. Please update to discuss any debt restructuring negotiations between the IMF and the
       Republic of Argentina.

Exhibit 99.D. to Form 18-K

Inflation D-22

16. We note your disclosure on page D-3 that inflation increased 53.8% in 2019. Please revise the disclosure to discuss in greater detail the risks of hyperinflation, including substantial effects on the economy and currency value.

Debt by Interest Rate, page D-162

17. For interest rates that are floating, please include a range of values. Mr. Adrian Roberto Nador
The Republic of Argentina
April 10, 2020
Page 4


       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,

                                                           /s/ Michael Coco

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance


cc:    Andres de la Cruz, Esq.
       Cleary, Gottlieb, Steen & Hamilton LLP